Schedule 1 Transactions – Past 60 days

The Reporting Person effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Person during the sixty days prior to and including September 5, 2025 (date range: July 7, 2025 through September 5, 2025):

8/5/2025	Sold 301 shares at $119.00*
8/7/2025	Sold 119 shares at $119.00*
8/8/2025	Sold 1,363 shares at $119.17*
8/13/2025	Sold 125 shares at $119.00*
8/26/2025	Sold 8,250 shares at $118.11*
8/27/2025	Sold 10,992 shares at $118.29*
9/3/2025	Sold 999 shares at $118.05
9/4/2025	Sold 25,338 shares at $119.11
9/5/2025	Sold 5,321 shares at $118.28

* Previously reported.